SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JAYHAWK ENERGY, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

472100106

(CUSIP Number)

c/o Scott Mahoney

10119 W. Lariat Lane

Peoria, AZ 85383

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS Vast Exploration, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas, United States of America
	7	SOLE VOTING POWER 119,624,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,624,159
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   119,624,159 (1)

   (1) Pursuant to the terms of certain derivative securities held by Vast Exploration, LLC and the default interest accruing thereunder, the aggregate amount of securities beneficially owned by Vast Exploration, LLC may be increased by an additional 82,455,934 as of April 17, 2015, subject to an increase in the authorized shares of the Issuer.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] ( See Footnote 1 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.81%

(1) Based on 80,375,841 shares of Issuer's Common Stock issued and outstanding as of February 23, 2014 as reported on the Issuer's Form 10-Q filed 2/23/2015

14	TYPE OF REPORTING PERSON OO

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS Scott Mahoney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,624,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,624,159
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,624,159 (1)

   (1) Pursuant to the terms of certain derivative securities held by Vast Exploration, LLC and the default interest accruing thereunder, the aggregate amount of securities beneficially owned by Vast Exploration, LLC may be increased by an additional 82,455,934 as of April 17, 2015, subject to an increase in the authorized shares of the Issuer.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] ( See Footnote 1 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.81%

 (1) Based on 80,375,841 shares of Issuer's Common Stock issued and outstanding as of February 23, 2014 as reported on the Issuer's Form 10-Q filed 2/23/2015

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of JayHawk Energy, Inc., a Colorado corporation (the “Issuer”). The principal office of the Issuer is located at 611 E. Sherman Avenue, Coeur d’Alene, ID  83814.

Item 2. Identity and Background.

a.

The Reporting Person filing this statement is Vast Exploration, LLC, and Scott Mahoney (collectively, the “Reporting Persons”). The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

b.

The address of the principal business office of the Reporting Persons is 10119 W. Lariat Lane, Peoria, Arizona 85383.

c.

The principal business of the Reporting Persons is that of a natural resources exploration company. The Chief Executive Officer and Managing Member of Vast Exploration, LLC is Scott Mahoney, and as such may be deemed to beneficially own the Common Stock of the Issuer held by Vast Exploration, LLC. Mr. Mahoney disclaims beneficial ownership of the shares of the Issuer held by Vast Exploration, LLC.

d. - e.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.

Citizenship:

Vast Exploration, LLC is a Texas limited liability company

Scott Mahoney is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Stock was purchased by the Reporting Persons in connection with the Transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction.

The Transaction that triggered the filing of this Schedule 13D was an amendment to certain Convertible Debentures (“Convertible Debentures”) entered into between the Issuer and Vast Exploration, LLC. The purpose of the Transaction was to remove the “Beneficial Ownership Limitation” above the 4.99% limitation present in the Convertible Debentures.  Therefore, as a result of the amendment, Vast Exploration, LLC was deemed to own in excess of 5.00 % of the Issuer’s issued and outstanding Common Stock by virtue of the conversion features located in the Convertible Debentures.

On April 17, 2015, Vast Exploration, LLC acquired various outstanding Convertible Debentures from the holders of Convertible Debentures originally issued by the Issuer on or about December 11, 2009, December 30, 2009, April 22, 2010, October 18, 2010 and June 3, 2014,  pursuant to various Convertible Debenture Transfer Agreement a form of which is attached hereto as Exhibit C, in a transactions not involving a public offering and pursuant to an exemption from registration found in Section 4(a)(2) of the Securities Act of 1933. For more information regarding the Convertible Debentures, please refer to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 14, 2009, December 31, 2009, April 20, 2010, October 19, 2010, February 17, 2012, April 24, 2013 and June 9, 2014.

On April 17, 2015 the Issuer entered into an Amendment to its outstanding Convertible Debentures (the “Amendment”) with Vast Exploration, LLC attached hereto as Exhibit B and referenced herein above. Under the terms of the Amendment to Convertible Debentures the “Beneficial Ownership Limitation” provisions in each Convertible Debenture were deleted. The elimination of the Beneficial Ownership Limitation permits Vast Exploration, LLC to convert any or all of the outstanding Convertible Debentures into common shares at any time.

Subject to ongoing evaluation, except as disclosed in the Issuer's Periodic Reports filed with the SEC and as set forth above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D (other than the Issuer increasing its authorized common stock capital to a level permitting the full conversion of the Debentures as footnoted above, or those that Mr. Mahoney, individually, may have from time to time in his role as an director of the Issuer).  However, in the future, the Issuer's Board of Directors, of which Mr. Mahoney is a member, could take corporate action resulting in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; however, the reporting person may exercise vested common stock options in the future;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)  Any action similar to any of those enumerated above.

The Reporting Persons, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of common stock of the Issuer from time to time from the Issuer in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (filed herewith).

Exhibit B - Amendment to Convertible Debentures (incorporated by reference on Exhibit 99.01 of Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 21, 2015).

Exhibit C - Form of Convertible Debenture Transfer Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015

_/s/ Scott Mahoney__________

Vast Exploration, LLC

By: Scott Mahoney

Its: CEO & Managing Member

__/s/ Scott Mahoney_________

Scott Mahoney, Individually

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 24, 2015

VAST EXPLORATION, LLC
By:	/s/ Scott Mahoney
Name: Scott Mahoney Title: CEO & Managing Member
SCOTT MAHONEY
By:	/s/ Scott Mahoney
Name: Scott Mahoney, Individually

FORM OF CONVERTIBLE DEBENTURE TRANSFER AGREEMENT

This CONVERTIBLE DEBENTURE TRANSFER AGREEMENT (this “Agreement”) is entered into as of the ____ day of _____, 2015 (the “Effective Date”), by and among, ______________(the “Holder”), whose address is ________________________________; VAST EXPLORATION, LLC, a Texas limited liability company (the “Purchaser”), whose address is10119 W. Lariat Lane, Peoria, AZ 85383; and JAYHAWK ENERGY, INC., a Colorado corporation (the “Company”), whose address is 611 E. Sherman Avenue, Coeur d’Alene, Idaho 83814.

RECITALS:

WHEREAS, on December 11, 2009, the Holder and the Company entered into a Convertible Debenture Purchase Agreement pursuant to which the Company issued to the Holder a 10% Senior Secured Convertible Debenture in the principal amount of $________ with a current balance of $_________ (the “12/11/2009 _______Convertible Debenture”) described in greater detail on Exhibit 1-B.

WHEREAS, on December 30, 2009, the Holder and the Company entered into a Convertible Debenture Purchase Agreement pursuant to which the Company issued to the Holder a 10% Senior Secured Convertible Debenture in the principal amount of $___________ with a current balance of $_____________ (the “12/30/2009 ________ Convertible Debenture”) described in greater detail on Exhibit 2-B.

WHEREAS, on April 21, 2010, the Holder and the Company entered into a Convertible Debenture Purchase Agreement pursuant to which the Company issued to the Holder a 10% Senior Secured Convertible Debenture in the principal amount of $______________ with a current balance of $_________________ (the “04/21/2010 ________ Convertible Debenture”) described in greater detail on Exhibit 3-B.

WHEREAS, on October 18, 2010, the Holder and the Company entered into a Convertible Debenture Purchase Agreement pursuant to which the Company issued to the Holder a 10% Senior Secured Convertible Debenture in the principal amount of $_____________ with a current balance of $______________ (the “10/18/10 ___________ Convertible Debenture”) described in greater detail on Exhibit 4-B.

WHEREAS, on June 3, 2014, the Holder and the Company entered into a Convertible Debenture Purchase Agreement pursuant to which the Company issued to the Holder a 10% Convertible Debenture in the principal amount of $____________ with a current balance of $______________ (the “06/04/2014 _____________Convertible Debenture”) described in greater detail on Exhibit 5-B.

WHEREAS, the “12/11/2009 __________Convertible Debenture”, “12/30/2009  Convertible Debenture”, “04/21/2010 ____________ Convertible Debenture”, “10/18/2010 ________ Convertible Debenture”, “06/03/2014 ________ Convertible Debenture”, (including amendments thereto), the 06/03/2014 Security Agreement and Intercreditor Agreement and the related Partial Reset of Conversion Price letters (the “Related Documents”), shall be collectively referred to herein as (the “Transaction Documents”). The Transaction Documents are described in further detail on the Index following the signature page to this Agreement.

WHEREAS, the Holder has determined that it is in its best interests to sell, subject to the terms and conditions set forth herein, the various Convertible Debentures to the Purchaser;

WHEREAS, the Purchaser has determined that it is in its best interest to purchase, subject to the terms and conditions set forth herein, the various Convertible Debentures from the Holder; and

WHEREAS, the Company has agreed to the provisions of this Agreement that are necessary for the parties to complete the transaction which they have negotiated.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the Recitals set forth above and incorporated herein by reference and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

Transfer of the Convertible Debentures.   The Purchaser shall pay the Holder the sum of __________________________ Dollars (the “Transfer Price”) in consideration of the purchase of

Holder's entire right, title and interest in the Convertible Debentures and Related Documents.  The payment shall be made by a combination of cash and promissory notes.

a.

Cash Payment:   Purchaser shall pay the sum of: $______________by wire transfer to Holder’s U.S. Banking institution. Wire instructions will be provided to the Purchaser upon execution of this Agreement.

b.

Promissory Notes:  Purchase shall make and deliver to Holder two (2) promissory notes as follows:

i.

The first promissory note shall cover the balance due for the convertible debentures described in Section 1(c)(i-iv) below and shall have a face value of: $______________ (See EXHIBIT X).

ii.

The second promissory note shall cover the balance due for the convertible debenture described in Section 1(c)(v)below and shall have a face value of: $____________ (See EXHIBIT Y).

c.

 Convertible Debenture Purchase Price Allocation:

i.

“12/11/2009 __________________ Convertible Debenture” with a principal balance of $________________: Purchase Price is $_________.

ii.

“12/30/2009 __________________Convertible Debenture” with a principal balance of $_______________: Purchase price is $__________.

iii.

“04/21/2009 __________________ Convertible Debenture” with a principal balance of $______________: Purchase price is $__________.

iv.

“10/18/2010 _________________ Convertible Debenture” with a principal balance of $______________: Purchase price is $__________.

v.

“06/03/2014 Alpha Convertible Debenture” with a principal balance of $______________: Purchase price is $___________.

d.

The transfer of the Transaction Documents and payment of the Transfer Price shall be completed within five (5) business days of the Effective Date of this Agreement.

e.

The Convertible Debenture(s) shall be transferred with all the conversion rights described in the Convertible Debenture(s). Unless otherwise provided in this Agreement, the risks and full economic benefits with respect to the Transaction Documents shall pass to the Purchaser upon receipt of the Transaction Documents. If the Purchaser fails to pay the Transfer Price in full within five (5) business days of the Effective Date, the transfer of the Transactional Documents shall be postponed accordingly until such date when the Holder receives the wire and promissory notes.

f.

The transfer of the Transaction Documents shall be completed through the execution of various assignments (the “Assignment of Convertible Debenture & Related Documents”) attached hereto on EXHIBITS 1-A, 2-A, 3-A, 4-A and 5-A.

g.

Upon receipt of the Transfer Price the Holder shall surrender the originally executed Transaction Documents to the Purchaser’s address as first set forth above.

2.

Further Documentation. The parties hereby agree to execute such other documents as may be required to carry out this transaction including, but not limited to the updating of any Uniform Commercial Code filings with a replacement debtor, and the issuance of any replacement Convertible Debenture(s), Security Agreements, Warrant Agreements or other Transaction Documents, if necessary.

3.

REPRESENTATIONS AND WARRANTIES.

a.

Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Holder as follows:

i.

The Purchaser has all power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by the Purchaser of this Agreement and the transactions contemplated hereby including, without limitation, the purchase of the Convertible Debenture(s), have been duly authorized by the Purchaser.

ii.

This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

iii.

The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated thereby, do not and will not (a) violate any requirement of law applicable to the Purchaser, or (b) result in a material breach or default under any of the contractual obligations of the Purchaser, or under any order, writ, judgment, injunction, decree, determination or award of any governmental authority, in each case applicable the Purchaser or its properties.

iv.

No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or any other person in respect of any requirement of law, and no lapse of a waiting period under any requirement of law, is necessary or required in connection with the execution, delivery or performance by the Purchaser (including, without limitation, the acquisition of the Convertible Debenture(s)) or enforcement against the Purchaser of this Agreement or the transactions contemplated hereby.

b.

Representations and Warranties of the Holder. The Holder represents and warrants to the Purchaser as follows:

i.

The Holder has all power and authority to execute, deliver and perform this Agreement and is in good standing under the laws of the state of its formation.

ii.

This Agreement is the valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms.

iii.

The Holder is the record and beneficial owner of the Convertible Debentures acquired by the Purchaser, and the Convertible Debentures conveyed pursuant to this Agreement have not been assigned, pledged, sold, transferred, fully converted or otherwise previously conveyed.

iv.

The execution, delivery and performance of this Agreement by the Holder and the consummation of the transactions contemplated thereby, do not and will not (a) violate any requirement of law applicable to the Holder, or (b) result in a material breach or default under any of the contractual obligations of the Holder, or under any order, writ, judgment, injunction, decree, determination or award of any governmental authority, in each case applicable the Holder or its properties.

v.

No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or any other person in respect of any requirement of law, and no lapse of a waiting period under any requirement of law, is necessary or required in connection with the execution, delivery or performance by the Holder (including, without limitation, the transfer of the Convertible Debentures) or enforcement against the Holder of this Agreement or the transactions contemplated hereby.

c.

Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

i.

The Company has all power and authority to execute, deliver and perform this Agreement and is in good standing under the laws of the state of its formation.

ii.

This Agreement is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

iii.

The Transaction Documents were validly issued and are presently outstanding in the representative form attached hereto and have not been altered or amended (except as disclosed herein) nor are they subject to any adverse claim or dispute whatsoever.  The Company affirms the representation and warranty contained in Section 4 below.

iv.

The Company is currently in breach of the terms of the Convertible Debentures and is incurring default rates of interest on the Convertible Debentures.

v.

The Company consents the various assignments of the Transaction Documents from Holder to Purchaser.

4.

No Impairment of Security Interests.  All of the property securing the Convertible Debentures shall remain subject to the liens, charges, or encumbrances of such property, and nothing in this Agreement shall affect the security interests granted in conjunction with the Convertible Debentures or the priority of such security interests over any other liens, charges, encumbrances or conveyances.

5.

Governing Law; Successors and Assigns. This Agreement shall be governed and construed in accordance with the laws of the State of New York and applicable federal law without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York and shall be binding upon the heirs, personal representatives, executors, administrators, successors and assigns of the parties.

6.

Confidentiality. Each party agrees to hold and keep the information in this Agreement confidential and will not disclose any of such information in any manner whatsoever, except as may otherwise be required by applicable law.

7.

Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired.

8.

Headings. The headings of the Sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

9.

Counterparts. This Agreement may be executed in any number of counterpart copies, all of which copies shall constitute one and the same instrument.

10.

Independent Counsel. The Purchaser, the Holder and the Company have been provided with an opportunity to consult with their own counsel and their own business, securities and tax advisors with respect to this Agreement.

11.

Effective. This Agreement becomes effective upon the parties’ execution.

12.

Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement.

13.

Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

14.

Amendments. This Agreement may be amended, modified or supplemented at any time by the parties hereto only by an instrument in writing signed on behalf of each of the parties hereto.

15.

Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses.

[REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

For and on behalf of:

VAST EXPLORATION, LLC

Signature:
Name: Scott Mahoney
Title: Managing Member

For and on behalf of:

HOLDER –

Signature:
Name:
Title:

For and on behalf of:

JAYHAWK ENERGY, INC.

Signature:
Name:
Title:

INDEX

“Transaction Documents”

Document No.

Exhibit Title

Description of Transaction Document

(1)

Ex. 1-A

12/11/2009 _________ Convertible Debenture Assignment

(2)

Ex. 1-B

12/11/2009 _________ Convertible Debenture

(3)

Ex. 2-A

12/30/2009 _________ Convertible Debenture Assignment

(4)

Ex. 2-B

12/30/2009 _________ Convertible Debenture

(5)

Ex. 3-A

04/21/2010 _________ Convertible Debenture Assignment

(6)

Ex. 3-B

04/21/2010 _________ Convertible Debenture

(7)

Ex. 4-A

10/18/2010 _________ Convertible Debenture Assignment

(8)

Ex. 4-B

10/18/2010 _________ Convertible Debenture

(9)

Ex. 5-A

06/03/2014 _______ Convertible Debenture Assignment

(10)

Ex. 5-B

06/03/2014 _______ Convertible Debenture

(11)

Ex. 5-C

06/03/2014 _______ Security Agreement

(12)

Ex. 5-D

06/13/2014 _______ Intercreditor Agreement

EXHIBIT 1-A

12/11/2009 ______ Convertible Debenture Assignment

EXHIBIT 1-B

12/11/2009 _______ Convertible Debenture

EXHIBIT 2-A

12/30/2009 _______ Convertible Debenture Assignment

EXHIBIT 2-B

12/30/2009 _______ Convertible Debenture

EXHIBIT 3-A

04/21/2010 _______ Convertible Debenture Assignment

EXHIBIT 3-B

04/21/2010 _______ Convertible Debenture

EXHIBIT 4-A

10/18/2010 _______ Convertible Debenture Assignment

EXHIBIT 4-B

10/18/2010 _______ Convertible Debenture

EXHIBIT 5-A

06/03/2014 _______ Convertible Debenture Assignment

EXHIBIT 5-B

06/03/2014 Convertible Debenture

EXHIBIT 5-C

06/03/2014 Security Agreement

EXHIBIT 5-D

06/13/2014 Intercreditor Agreement

EXHIBIT X

$____________ Promissory Note

EXHIBIT Y

$_____________Promissory Note